UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street Akron, Ohio 44306 United States of America +1 (346) 204-8537

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENT

Exhibit 99.1      BIT Mining to Acquire Ethiopian Mining Data Centers and Mining Machines

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: December 3, 2024